UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AYTU BIOSCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

054754205

(CUSIP Number of Common Stock Underlying Warrants)

054754130

(CUSIP Number of May 2016 Warrants)

054754148

(CUSIP Number of October 2016 Warrants)

Joshua R. Disbrow
Chief Executive Officer
Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112
Telephone: (720) 437-6580

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Michael Lerner, Esq.
Steven Skolnick, Esq.
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, New York 10020
Telephone: (212) 262-6700

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$8,063,710	$934.59

(1)	The transaction value is estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 7,753,567 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 1,733,322 shares of the Company’s common stock issued to investors participating in the Company’s financing in May 2016, with an exercise price of $6.00 per and (ii) outstanding warrants to purchase 6,020,245 shares of the Company’s common stock issued to investors participating in the Company’s financing in October 2016, with an exercise price of $1.86 per share. The transaction value is calculated pursuant to Rule 0-11 using $1.04 per share of common stock, which represents the average of the high and low sales price of the common stock on January 26, 2017, as reported by the OTCQX Market operated by the OTC Markets Group, Inc.
(2)	Calculated by multiplying the transaction value by 0.0001159.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $934.59	Filing Party: Aytu BioScience, Inc.
Form or Registration Number: Schedule TO-I	Date Filed: January 27, 2017
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
☐	Check the following box if the filing is a final amendment reporting the results of the tender offer:

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Aytu BioScience, Inc. on January 27, 2017 in order to revise Exhibit (a)(1)(C) (Election Form) solely to correct the wiring instructions included in the “Instructions for Delivery” appended as the last page thereto.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO/A:

(a)	(1)(A)* Letter to Holders of Original Warrants
(1)(B)*	Offer to Amend and Exercise
(1)(C)	Form of Election to Participate and Exercise Original Warrants
(1)(D)*	Form of Notice of Withdrawal
(1)(E)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
(1)(F)*	Form of letter used by brokers, dealers, commercial banks, trust companies and other nominees.
(4)(A)*	Post-Effective No. 1 to Registration Statements on Form S-1 (File Nos. 333-210144 and 333-213738), filed on or about the date of this Schedule TO, which registers the issuance of the shares of common stock underlying the Original Warrants (as filed with the SEC on January 27, 2017 and incorporated herein by reference).
(5)(A)*	Annual Report on Form 10-K containing audited financial statements for the fiscal years ended June 30, 2016 and 2015 (as filed with the SEC on September 1, 2016 and incorporated herein by reference)
(5)(B)*	Report on Form 10-Q for the quarter ended September 30, 2016 (as filed with the SEC on November 11, 2016 and incorporated herein by reference)
(b)	Not applicable.
(d) (1)*	Warrant Agent Agreement, dated May 6, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on May 6, 2016.
(2)*	Warrant Agent Agreement, dated November 2, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on November 2, 2016.
(3)*	Amendment No. 1, dated January 26, 2017, to Warrant Agent Agreement, dated May 6, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC.
(4)*	Amendment No. 1, dated January 26, 2017, Warrant Agent Agreement, dated November 2, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC.
(5)*	Advisory Agreement, dated January 20, 2017, by and among the Company, Joseph Gunnar & Co., LLC and Fordham Financial Management, Inc.
(g)	None.
(h)	None.
*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2017

AYTU BIOSCIENCE, INC.

By:	/s/ Gregory A. Gould Name: Gregory A. Gould Title: Chief Financial Officer